SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101 (b)(8)	☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
YUKIJIRUSHI NYUGYO KABUSHIKI KAISHA

(Name of Subject Company)
Snow Brand Milk Products Co., Ltd.

(Translation of Subject Company Name into English (if applicable))
Japan

(Jurisdiction of Subject Company Incorporation or Organization)
Snow Brand Milk Products Co., Ltd.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
N/A

(CUSIP Number of Class of Securities (if applicable))
Snow Brand Milk Products Co., Ltd.
Attn: Yasuo Takeda
General Manager, General Affairs Department
13 Honshiocho, Shinjuku-ku, Tokyo 160-8575, Japan
Tel: +81-3-3226-2111

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
The following documents are attached as exhibits to this Form CB:

Exhibit
Number

1.	English translation of Notice dated June 8, 2009 of the 59th Ordinary General Meeting of Shareholders of Snow Brand Milk Products Co., Ltd. (the “Company”)
Item 2. Informational Legends
The required legends have been included in prominent portions of the Exhibit 1 referred to in Item 1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The following documents are included as exhibits to this Form CB:

Exhibit
Number

2.	English translation of Securities Registration Statement dated June 8, 2009

3.	English translation of Press Release dated April 9, 2009 of the Company announcing execution of share transfer plan

4.	English translation of Amendment dated April 9, 2009 to Extraordinary Report dated January 27, 2009 of the Company

5.	English translation of Press Release dated January 27, 2009 of the Company announcing execution of integration agreement

6.	English translation of Extraordinary Report dated January 27, 2009 of the Company

7.	English translation of Document Relating to the Disclosure Matters Specified in Article 803, paragraph 1 of the Corporation Law dated June 9, 2009 of the Company
PART III — CONSENT TO SERVICE OF PROCESS
The Company is submitting to the Securities and Exchange Commission concurring with the furnishing of this Form CB a Form F-X executed by the Company and the agent for service of process.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOW BRAND MILK PRODUCTS CO., LTD.
Date: June 9, 2009	By:	/s/ Kiyoyuki Kubo
	Name:	Kiyoyuki Kubo
	Title:	Executive Managing Director